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                                                              [TELECOM LOGO]

15 February 2000

                                 MEDIA RELEASE

                  Telecom sets up dividend reinvestment plan
                  (Embargoed until 9.00am, 15 February 2000)

Telecom said today it was setting up a Dividend Reinvestment Plan, providing shareholders with a cost-effective way of increasing their investment in Telecom.

Telecom intends to start the plan in time for the third quarter dividend, which expected to be paid in June. Shareholders will soon be sent full details about how to participate in the scheme.

Chairman Roderick Deane said Telecom had been thinking about better ways to meet shareholders' diverse investment needs and the Dividend Reinvestment Plan gave shareholders ways to invest in Telecom according to their own needs and goals.

"Participation in the plan is entirely optional, so shareholders for whom dividends are an important income source can continue receiving cash dividends and those who prefer to invest for potential long term capital appreciation can join the plan and use their dividends to easily and cheaply buy more Telecom shares," Dr Deane said.



Media Inquiries:

Angus Barclay, Financial Communications Manager,
Telecom New Zealand    Phone 04-498-9372
angus.barclay@telecom.co.nz
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